

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 15, 2008

Mr. James B. Huff
Chief Financial Officer
Universal Security Instruments, Inc.
7-A Gwynns Mill Court
Owings Mills, Maryland 21117

>   **Re: Universal Security Instruments, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2008**
>   **Filed July 8, 2008**
>   **File No. 001-31747**

Dear Mr. Huff:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Comparison of Results of Operations for the years ended March 31, 2008, 2007 and 2006, page 16

1.   We note that you discuss your results of operations and cite reasons for changes in your results of operations. However, the analysis of these changes is general and vague. In future filings please revise to quantify the effects of volume and pricing changes on your revenues for each period presented. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Item 9A. Controls and Procedures, page 21

Evaluation of Disclosure Controls and Procedures, page 21

2.   We note your statement that your chief executive officer and your chief financial officer "have evaluated this system of disclosure controls and procedures . . . and believe that the system is effective." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please confirm to us that your chief executive officer and your chief financial officer concluded your disclosure controls and procedures were effective as of each of March 31, 2008 and June 30, 2008. Revise future filings, including any amendments to this filing, to clearly disclose your officers' conclusions regarding disclosure controls and procedures.

Management's Annual Report on Internal Control over Financial Reporting, page 21

3.   We note management has concluded that the company's internal controls over financial reporting are effective "except with respect to [your] Canadian subsidiary." Tell us whether management excluded the Canadian subsidiary from its assessment of internal controls over financial reporting and, if so, discuss its reasons for doing so. Otherwise, please amend the filing to provide a clear and unqualified conclusion on the effectiveness of internal control over financial reporting.

4.   In light of the material weaknesses you disclose in this section, tell us why you believe that your internal controls over financial reporting are effective and how your conclusion complies with Item 308T(a)(3) of Regulation S-K which indicates that management is not permitted to conclude that the registrant's internal controls over financial reporting are effective if there are one or more material weaknesses in internal controls over financial reporting. Otherwise, amend the filing to revise management's conclusion on the effectiveness of internal controls over financial reporting (i.e., that they were not effective).

5.   We further note your disclosures regarding certain material weaknesses relating to your
      Icon subsidiary and also material weaknesses related to uncertain tax positions and the
      preparation of consolidated income tax provisions as well as your disclosures regarding a
      lack of segregation of duties. Please address the following:

      - Revise to disclose in detail <u>each</u> of the material weaknesses that you have identified.
        For example, your current disclosure references "material weaknesses in the internal
        controls over financial reporting of Icon's discontinued operations."

      - Clearly disclose whether each of the items identified in your current management's
        report represents a material weakness. For example, your current disclosure
        regarding the income tax material weaknesses states that "there may be material
        weaknesses." Also, it is not clear if you have concluded that the lack of segregation
        of duties represents a material weakness.

      - Revise to disclose your current remediation plans for each of the identified material
        weaknesses. Future filings should also include an update to any ongoing remediation
        actions.

6.   In light of the material weaknesses disclosed in connection with your internal control
      over financial reporting, including those relating to tax positions and the preparation of
      consolidated income tax provisions, please explain to us how management concluded that
      your disclosure controls and procedures were effective as of March 31, 2008 and June 30,
      2008.

Financial Statements, page F-1

Report Of Independent Registered Public Accounting Firm, page F-1

7.   We note that the investment in the Hong Kong joint venture represents 33% of your
      consolidated total assets and that your equity in earnings of the Hong Kong joint venture
      represented 70%, 63% and 46% of your income from continuing operations for the years
      ended March 31, 2008, 2007 and 2006, respectively. Although, we note that your
      auditor's report does not refer to the work of other auditors, we note that the audit report
      for the Hong Kong joint venture included in Exhibit 99.1 does not refer to the standards
      of the Public Company Accounting Oversight Board (US). Given that the Hong Kong
      joint venture appears to be material to the consolidated financial statements of Universal
      Security Instruments, please have your auditor explain to us the procedures it undertook
      in order to audit the financial information relating to the joint venture in accordance with
      the standards of the Public Company Accounting Oversight Board (US).

Consolidated Balance Sheets, page F-2

8.   Please revise future filings to separately present accounts receivable, accounts payable, and cost of goods sold purchased from the Hong Kong Joint Venture on the face of the balance sheet and statement of operations in accordance with Rules 4-08(k), 5-02 and 5-03 of Regulation S-X.

Consolidated Statements of Shareholders' Equity, page F-4

9.   We note that you have recorded a tax benefit of approximately $1 million from the exercise of stock options at the fiscal year ended March 31, 2007. We further note from the table disclosed in Note H that there were options exercised for 218,468 shares of common stock at a weighted average price of $2.61 during that period. Based on this information, please tell us how the tax benefit amount was determined.

Note A – Nature of Business and Summary of Significant Accounting Policies, page F-6

Discontinued Operations, page F-8

10. For the fiscal year ended March 31, 2008, we note that loss before income taxes includes an asset impairment loss of $9 million. Other than the property and equipment impairment of $3.75 million indicated on page F-9 and the goodwill impairment loss of $1.9 million indicated on page F-10, please tell us and disclose in future filings the composition of the remaining balance and describe how it was determined.

Note C – Investment in the Hong Kong Joint Venture, page F-11

11. We note that you account for your 50% interest in the Hong Kong Joint Venture using the equity method of accounting. Please provide us with your detailed analysis of why the Hong Kong Joint Venture is not a consolidated subsidiary, including how you meet the scope exceptions outlined in paragraph 4 of FIN 46(R). Include in your discussion the impact of your purchases of approximately 68.9% of the Hong Kong Joint Venture's total sales during fiscal 2008 as disclosed on page 4 on your accounting for the joint venture

12. In future filings, please reconcile the investment in the Hong Kong Joint Venture to the summarized financial information presented in your consolidated financial statements.

Note E – Credit Facility, page F-12

13. We note that you and your wholly-owned subsidiary, UCI Electric, Inc., guaranteed the Credit Agreement obligations of Icon. Please tell us why the disclosure requirements of FIN 45 were not provided.

Note H – Shareholders' Equity, page F-14

14.   Please revise your future filings to provide a description of the methods you used to determine the significant assumptions utilized within the Black-Scholes option valuation model. Refer to the guidance in A240-A241 of SFAS 123(R) and SAB Topic 14.

Exhibit 99.1

The Joint Venture financial statements – Eyston Company Limited

15.   We note that you have presented financial statements of your Hong Kong joint venture for the years ended March 31, 2008 and March 31, 2007. Separately, we note the consolidated financial statements of Universal Security Instruments, Inc. presents the results of operations for the years ended March 31, 2008, 2007 and 2006. Please note the guidance in Rule 3-09(b) of Regulation S-X which states that "the separate financial statements required by this rule shall be…for the same periods as the audited consolidated financial statements." Please tell us how your presentation of the joint venture financial statements complies with this guidance.

16.   We note that the audit report for the Hong Kong joint venture financial statements opines only on the year ended March 31, 2008. However, we note that the Hong Kong joint venture was significant to Universal Security Instruments for each of the years presented in the consolidated financial statements. Please tell us why you believe your presentation complies with the guidance in Rule 3-09(b) of Regulation S-X, which states that these separate financial statements are required to be audited for those fiscal years in which either the first or third condition set forth in Rule 1-02(w) is met.

Independent auditors' report, page JV-1

17.   We note that the financial statements of Eyston Company Limited were audited in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Please revise to include financial statements and an audit report that comply with Article 2-02 of Regulation S-X and Release 34-49708 which indicate that any audited financial statements that you file with the Commission must be audited in accordance with US generally accepted auditing standards (US GAAS), or in compliance with the standards of the Public Company Accounting Oversight Board (United States), as appropriate.

Note 1. General Information, page JV-8

18.   We note that the joint venture's financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"). Additionally, we note your disclosures in Note C to Universal Security Instruments' financial statements that "there are no material Hong Kong – US GAAP differences in the Hong Kong Joint

Venture's accounting policies." Please revise future filings to clearly disclose in the joint venture financial statements that there are no material reconciling items between HKFRS and US GAAP or provide the reconciliation of HKFRS to U.S. GAAP. Refer to Item 17(c)(v) of Form 20-F.

Note 3. Summary of Significant Accounting Policies, page JV-10

3.6. Financial Assets, page JV-13

19.   We note your disclosures under loans and receivables on page JV-14, available-for-sale financial assets on page JV-14, and impairment of assets on page JV-15 that under HKFRS impairment losses are reversed under specific circumstances. Please tell us whether the joint venture has recorded any such reversals under HKFRS and, if so, why the reversal of any such losses is not a reconciling item to U.S. GAAP based on the guidance in SFAS 115 and SFAS 144.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. James B. Huff
Universal Security Instruments, Inc.
September 15, 2008
Page 7

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Lynn Dicker
Reviewing Accountant